UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 000-22320

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, Co. Wicklow

Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K contains a press release related to the pricing of the offering of $100,000,000 of 4.00% Exchangeable Senior Notes due 2045 by Trinity Biotech Investment Limited, a wholly owned subsidiary of Trinity Biotech plc. The information contained in this Form 6-K and in the exhibit attached hereto is being furnished to the Securities and Exchange Commission and shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

The following exhibit is attached:

Exhibit No.	Description of Exhibit

99.1	Press release: “Trinity Biotech plc Prices Offering of $100 Million of 4.00% Exchangeable Senior Notes due 2045”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC

By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: April 2, 2015

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release of Trinity Biotech plc, dated April 2, 2015